SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                    FORM 6-K




                                 CURRENT REPORT
                                   Pursuant to
                       The Investment Company Act of 1940

                        Commission File Number 000-30779


                                November 12, 2004
                           Earliest Date of the Report


                        Shimoda Resources Holdings, Inc.
             (Exact name of registrant as specified by its charter)



         Nevada                                                  75-2843787
(State of incorporation)                                   (IRS Employer Number)


                   15 River Road, Suite 230, Wilton, CT 06897
                    (Address of principal executive offices)


                  Registrant's Telephone Number: (203) 563-9430

Item 5.  Other Events and Regulation FD Disclosure.

The Company is pleased to announce the appointment of Carl P. Taylor as Chief Financial Officer, Company Secretary and Treasurer, commencing November 11th., 2004. Mr. Taylor qualified as a Chartered Accountant in 1986. He has since worked as an audit manager, a management consultant and subsequently Finance Director of various companies. Mr. Taylor joined Central Europe Trust Company Limited, a private equity investment group specializing in Central & Eastern Europe, as Finance Director in 1994. He was responsible for all financial, legal and taxation matters across the international group. He has spent the recent years as Finance Director of a Russia-based telecommunications system company developing a system to cross the Arctic. Mr. Taylor has an Honours degree in Finance and Accounting.

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This  Form 6-K  contains  certain  forward-looking  statements  and  information relating to the Company that is based on the beliefs of the Company or management as well as assumptions made by and information currently available to the Company or management. When used in this document, the words "anticipate", "believe", "estimate", "expect" and "intend" and similar expressions, as they
relate  to  the   Company  or  its   management,   are   intended   to  identify
forward-looking statements. Such statements reflect the current view of the Company regarding future events and are subject to certain risks, uncertainties and assumptions, including the risks and uncertainties noted. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. In each instance, forward-looking information should be considered in light of the accompanying meaningful cautionary statements herein.



                                   SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



 /s/ David Mapley
-----------------
Dated:  April 8, 2004
David Mapley, President & CEO
Shimoda Resources Holdings, Inc.